United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention: Inessa Kessman

December 20, 2007

Re:	Central European Media Enterprises Ltd. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2006
Filed March 1, 2007

Forms 10-Q for the fiscal quarters ended September 30, 2007
File No. 0-24796

Dear Ms. Kessman:

Pursuant to my telephone conversation with you on December 19, 2007, this letter is to confirm that the Company expects to respond to the Staff’s comment letter dated December 18, 2007 by January 31, 2008.

If you have any questions, please call the undersigned at 011 44 20 7430 5430.

Yours sincerely,

/s/ Dave Sturgeon

Dave Sturgeon
Group Financial Controller

cc:	Kyle Moffatt, US Securities and Exchange Commission
Larry Spirgel, US Securities and Exchange Commission
Daniel Penn, Central European Media Enterprises Ltd.
Graham Richardson, Deloitte & Touche LLP
Robert L. Kohl, Katten Muchin Rosenman LLP